UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

FLINT TELECOM GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

339670 10 1
(CUSIP Number)

Ronald L. Brown, Esq.
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201

(214) 659-4400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
China Voice Holding Corp.

2	Check the Appropriate Box if a Member of a Group		(a) ☐
(b) ☒

3	SEC USE ONLY

4	Source of Funds
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	Citizenship or Place of Organization
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power
21,000,000

	8	Shared Voting Power
-0-

	9	Sole Dispositive Power
21,000,000

	10	Shared Dispositive Power
-0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person
21,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐

13	Percent of Class Represented by Amount in Row (11)
23.4%

14	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13D
Filed Pursuant to Rule 13d-1

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Flint Telecom Group, Inc., a Nevada corporation (the “Issuer”) and is being filed by China Voice Holding Corp., a Nevada corporation (the “Reporting Person”). The Issuer’s principal executive offices are located at 327 Plaza Real, Suite 319, Boca Raton, Florida 33432.

Item 2. Identity and Background

(a)  Name. The name of the Reporting Person is China Voice Holding Corp. The Reporting Person is a publicly owned, reported and traded Corporation.

(b)  Business Address. The business address for the Reporting Person is 327 Plaza Real, Suite 319, Boca Raton, Florida 33432

(c)  Occupation and Employment. The Reporting Person is a telecommunications holding company.

(d) and (e)

Proceedings. During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  Citizenship. The Reporting Person is a Nevada corporation.

Item 3. Source of Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 21,000,000 shares (the “Shares”) of the Issuer’s Common Stock which it acquired on January 29, 2009, in a private transaction in which five wholly-owned subsidiaries of Issuer merged with six wholly-owned subsidiaries of Reporting Person in exchange for 21,000,000 shares of Issuer’s restricted common stock and $1,500,000 in cash, $500,000 of which was paid at the Closing and the remaining $1,000,000 to be paid in two installments of $500,000 each on February 12, 2009 and March 31, 2009, pursuant to a definitive Agreement and Plan of Merger dated January 29, 2009 by and among Issuer, Flint Acquisition corps. (A-E), each a wholly-owned subsidiary of Issuer, Reporting Person, CVC Int’l Inc., Cable and Voice Corporation, StarCom Alliance Inc., Dial-Tone Communication Inc., and Phone House Inc. of Florida and California, each a wholly-owned subsidiary of Reporting Person and collectively referred to as the “Targets” (the “Merger Agreement”).

Of the 21,000,000 shares, 6,300,000 shares of Restricted Common Stock of Issuer will be held in Escrow until January 29, 2011. The number of Escrowed shares may be reduced if the U.S. Subsidiaries do not realize sales and gross profits for the six months ended August 31, 2009 equal to 85% of the annualized sales and gross profits realized in the Quarter ended September 30, 2008, or if there are material misstatements in the Reporting Person’s representations. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is described in Item 7.

Item 4. Purpose of Transaction

The Shares were acquired by the Reporting Person for investment purposes. The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

As part of the closing of the transaction and in addition to the issuance of the common stock and cash paid as noted above, Issuer also acquired 15,000,000 shares of restricted common stock of Reporting Person in exchange for $1,500,000, $750,000 of which will be paid on February 27, 2009 and the remaining $750,000 to be paid on April 30, 2009, pursuant to a definitive Stock Purchase Agreement dated January 29, 2009 by and among Issuer and Reporting Person. Additionally, Issuer issued a Promissory Note to Reporting Person dated January 29, 2009, in the amount of $7,000,000, pursuant to which Issuer is obligated to make payments as follows: $2,333,333.33 on or before December 31, 2009; $2,333,333.33 on or before July 31, 2010; and $2,333,333.34, plus any remaining balance due on the Note on or before December 31, 2010 (the “Note”). The Note shall not bear any interest pre-default. The Note will bear interest at eighteen percent (18%) per year for any period of time when a payment is past due. The 15,000,000 shares of Reporting Person restricted common stock so acquired are attached to the Note as collateral, pursuant to a Security Agreement. The foregoing description of the Stock Purchase Agreement, Note and Security Agreement are qualified in their entirety by reference to the full text of the Stock Purchase Agreement, Note and Security Agreement, which are described in Item7.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries beyond the Merger Agreement;
•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
•

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; provided, however, that as a result of the Merger Agreement, two of the Reporting Person’s Officers whose responsibilities covered U.S. Operations, Jose Ferrer, Chief Operating Officer, and John Iacovelli, Chief Information Officer, will depart from Reporting Person’s employment to become employees of Issuer. In addition, CEO Bill Burbank, who has been directing both U.S. and China operations for Reporting Person, will continue to lead the U.S. operations as President of Issuer. Mr. Burbank will also remain as CEO of Reporting Person, continuing to manage Issuer’s China operations and overall business.

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy forwhich a vote is required by Section 13 of the Investment Company Act of 1940;
•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorize to be quoted in an inter-dealer quotation system of a registered national securities association;
•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 21,000,000 shares of Common Stock of the Issuer, representing approximately 23.4% of the class.

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

(c)	Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein on the exhibits attached hereto, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

*	Exhibit 1 – Agreement and Plan of Merger and Reorganization
*	Exhibit 2 – Stock Purchase Agreement
Exhibit 3 – Promissory Note
Exhibit 4 – Security Agreement

*	- Incorporated by reference to Reporting Person’s Form 8-K filed with the Commission on February 2, 2009

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date: February 3, 2009	CHINA VOICE HOLDING CORP.

/s/Bill Burbank
Bill Burbank, President

Attention: Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. § 1001).